UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                January 11, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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DSM BIOLOGICS AND CRUCELL ANNOUNCE PER.C6(R) LICENSING AGREEMENT WITH BIOTECNOL
SA FOR ANTIBODY PRODUCTION

SITTARD/LEIDEN, THE NETHERLANDS, AND OEIRAS, PORTUGAL JANUARY 5, 2006 - DSM Biologics, a business unit of DSM Pharmaceutical Products and Dutch biotechnology partner Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that they have signed a PER.C6(R) license agreement with pioneering and leading Portuguese biotechnology company, Biotecnol SA, and its USA based subsidiary Biotecnol, Inc. This license agreement allows Biotecnol to use the PER.C6(R) human cell line for preclinical and phase 1 clinical development of its proprietary antibody products, which are composed of Tribodies(TM) and Compact Antibodies.

"In our opinion, the PER.C6(R) human cell line is now an established technology. We believe that by adopting the PER.C6(R) production platform, we will be able to develop our products in a robust, cost efficient and most importantly, in a timely way, due to its characteristics and ease of manipulation. We are keen and committed in adopting this proven and exciting platform for pushing our products into the latter stages of development" commented Pedro de Noronha Pissarra, Chief Executive Officer of Biotecnol.

'We are very pleased that Biotecnol enters the expanding group of PER.C6(R) licensees. Biotecnol is the first licensee from the emerging Iberian biotechnology region. We look forward to helping Biotecnol achieve its development goals for their pipeline of innovative products" commented Terry Novak, Business Director and Chief Marketing Officer at DSM Biologics.

"We are truly delighted by the completion of this important deal," said Arthur Lahr, Crucell's Chief Strategy Officer and Executive President responsible for Sales and Business Development. "The deal provides further industrial-leading approval for the use of PER.C6(R) technology in the development and large scale manufacturing of biologics."

Under the terms of the agreement, Biotecnol will make license payments and annual maintenance fees in exchange for certain rights. Further financial details were not disclosed.

ABOUT BIOTECNOL
Biotecnol is a biotechnology company focused on the development of biopharmaceutical products and has a special focus on the development of antibody-based therapeutics to treat life-threatening diseases such as cancer. Biotecnol has three types of proprietary antibody formats in development against various cancer targets. These formats are Tribodies(TM), Compact Antibodies and Armed Antibodies. Biotecnol is committed in building value by developing a diverse pipeline of antibody products to address unmet healthcare needs. Biotecnol applies its antibody technologies, product development and manufacturing experience to generate, support and potentially license out human antibody products. Biotecnol SA has a presence in the USA and carries its product development activities via its fully owned subsidiary Biotecnol Inc. Through its facility in Portugal, Biotecnol SA, leverages its business income by establishing in-house partner-led or collaborative programmes, which provide Biotecnol a strong client-based activity and an established track record. Biotecnol uses its proprietary expression technology, cell line development capabilities, upstream and downstream processing, analytics and QC experience for delivering GMP/GLP compliant processes for biomanufacturing.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS
DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6(R), CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

ABOUT DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 - Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

FORWARD-LOOKING STATEMENTS This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to the Form 20-F, as filed by Crucell with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).1

FOR FURTHER INFORMATION PLEASE CONTACT:

DSM PHARMACEUTICAL PRODUCTS             BIOTECNOL SA
Terry Novak                             Pedro de Noronha Pissarra
Chief Marketing Officer                 Chief Executive Officer
DSM Pharmaceuticals Inc.and Biologics   Tel. +351 21 422 0520
Tel. +1 973 257 8471                    Fax. +351 21 422 0529
Terry.Novak@dsm.com                     pnp@biotecnol.com

DSM BIOLOGICS                           CRUCELL N.V.
Brad Carlson                            Leon Kruimer
Vice President, Marketing, Sales & NBD  Chief Financial Officer
Tel. +1 585 624 3844                    Tel. +31-(0)71-524 8722
Brad.Carlson@dsm.com                    ir@crucell.com

DSM BIOLOGICS                           CRUCELL N.V. IN THE USA:
Marcel Lubben                           Thomas Redington
Manager, New Business Development       Tel. +1 212-926-1733
Europe & Asia                           tredington@redingtoninc.com
+31 46 47 73343
Marcel-m.lubben@dsm.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    January 11, 2007                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer